New England Investment Companies L.P.
                                 100 Park Avenue
                            New York, New York 10017

                                                  November  9, 1993


Board of Directors of
Delafield Fund, Inc.
100 Park Avenue
New York, New York 10017

Ladies and Gentlemen:

         I hereby subscribe for 10,000 shares of the Common Stock, $.001 par value per share, of Delafield Fund, Inc., a Maryland corporation (the "Corporation"), at $10.00 per share for an aggregate purchase price of $100,000. My payment in full is confirmed.

         I hereby represent and agree that I am purchasing these shares of stock for investment purposes, for my own account and risk and not with a view to any sale, division or other distribution thereof within the meaning of the
Securities Act of 1933 as amended, nor with any present intention of distributing or selling such shares. I further agree that if any of such shares are redeemed during the period that the deferred organizational expenses of the Corporation are being amortized, I will reimburse the Corporation the then unamortized organizational expenses in the same ratio as the number of shares redeemed bears to the number of such shares held at the time of redemption.

                             Very truly yours,

                             NEW ENGLAND INVESTMENT COMPANIES L.P.

                           By: New England Investment
                               Companies, Inc.
                               General Partner


                          By:s/William Berkowitz
                                William Berkowitz

Confirmed and Accepted:

DELAFIELD FUND, INC.


By: